SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

BBX Capital Corporation

(Name of Subject Company (Issuer))

BFC Financial Corporation

(Names of Filing Persons (Offeror))

Class A Common Stock, par value $0.01

(Title of Class of Securities)

05540P 100

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman, Chief Executive Officer and President

BFC Financial Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$95,424,420	$11,088.32

(1)	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 4,771,221 shares of Class A Common Stock of BBX Capital Corporation (together with the associated preferred share purchase rights) at a purchase price of $20.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as updated by Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.20 per $1,000,000 of the transaction valuation. The full amount of the filing fee has been offset as set forth below.
(3)	The filing fee was previously paid in connection with the filing on March 20, 2015 of the initial Tender Offer Statement on Schedule TO through the fee offset described below.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,910.56	Filing Party: BFC Financial Corporation
Form or Registration No.: Form S-4 (333-190036)	Date Filed: February 14, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment and any other amendments and supplements thereto, collectively constitute the “Schedule TO”) filed by BFC Financial Corporation, a Florida corporation (“BFC”), on March 20, 2015. The Schedule TO relates to the offer by BFC to purchase up to 4,771,221 shares of Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (collectively, the “Shares”), of BBX Capital Corporation (“BBX Capital”) at a price of $20.00 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2015 (as it may be amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended and supplemented, the “Letter of Transmittal” and, collectively with the Offer to Purchase, the “Offer”), copies of which are filed with this Schedule TO as exhibits. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement the Items of the Schedule TO and the the Offer to Purchase, in each case as specifically set forth below. Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchaser and Letter of Transmittal is incorporated herein by reference in response to the Items of Schedule TO, and is amended and supplemented by the information specifically set forth in this Amendment.

As permitted by General Instruction G to Schedule TO, this Amendment is also an amendment to the Schedule 13D filed by BFC on August 28, 2008, as previously amended, with respect to the Class A Common Stock of BBX Capital.

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CUSIP No. 05540P 100

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,328,356(1)
8. Shared Voting Power 42
9. Sole Dispositive Power 8,328,356(1)
10. Shared Dispositive Power 42

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,328,398(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.5%
14.	Type of Reporting Person (See Instructions) HC

(1)	Includes 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock.

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Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

On Monday, April 27, 2015, BFC issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Friday, April 24, 2015. A copy of the press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Press Release issued by BFC Financial Corporation, dated April 27, 2015

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BFC Financial Corporation

/s/ Raymond S. Lopez
Name: Raymond S. Lopez
Title: Chief Financial Officer and Chief Accounting Officer

Date: April 27, 2015

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Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 20, 2015*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
(a)(5)(i)	Press Release issued by BFC Financial Corporation, dated March 17, 2015 (incorporated by reference to the Schedule TO-C filed by BFC Financial Corporation with the Securities and Exchange Commission on March 17, 2015)*
(a)(5)(ii)	Press Release issued by BFC Financial Corporation, dated April 17, 2015*
(a)(5)(iii)	Press Release issued by BFC Financial Corporation, dated April 27, 2015
(b)(1)	Loan Agreement and Promissory Note, dated April 17, 2015, between BFC Financial Corporation and Bluegreen Specialty Finance, LLC*
(d)(1)	Letter dated April 1, 2015 from BFC Financial Corporation to the Special Committee of BBX Capital Corporation’s Board of Directors relating to BFC Financial Corporation’s Current Intentions as to its Ownership Interest in BBX Capital Corporation and the Potential Tax Sharing Agreement*
(d)(2)	Letter dated April 1, 2015 from BFC Financial Corporation to the Special Committee of BBX Capital Corporation’s Board of Directors relating to BBX Capital Corporation’s Class A Common Stock’s Registration under the Securities Exchange Act of 1934, Listing on the New York Stock Exchange and Related Corporate Governance Matters*
(g)	None
(h)	None

______________________________________________

* Previously filed

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